Filed Pursuant to Rule 433

File Numbers 333-284730-01 and 333-284730

BELL CANADA

Pricing Term Sheet

February 12, 2025

Issuer:	Bell Canada

Guarantor:	BCE Inc.

Guarantee:	The payment of principal, interest and other payment obligations will be fully, irrevocably and unconditionally guaranteed by the Guarantor on a junior subordinated basis.

Security Title:

6.875% Fixed-to-Fixed Rate Junior Subordinated Notes, Series A due 2055 (the “2055-A Notes”)

7.000% Fixed-to-Fixed Rate Junior Subordinated Notes, Series B due 2055 (the “2055-B Notes” and, together with the 2055-A Notes, the “Notes”)

Expected Ratings (Moody’s / S&P / DBRS)*:	Baa3 / BB+ / BBB (low)

Trade Date:	February 12, 2025

Settlement Date**:	February 18, 2025 (T+3)

Principal Amount:	2055-A Notes: US$1,000,000,000 2055-B Notes: US$1,250,000,000

Maturity Date:	September 15, 2055

First Reset Date:

2055-A Notes: September 15, 2030 (the “2055-A First Reset Date”)

2055-B Notes: September 15, 2035 (the “2055-B First Reset Date” and, together with the 2055-A First Reset Date, each a “First Reset Date”)

Coupon:

2055-A Notes: (i) from and including February 18, 2025, to but excluding the 2055-A First Reset Date, at an annual rate of 6.875% and thereafter (ii) from and including the 2055-A First Reset Date and on every 2055-A Interest Reset Date, with respect to each Subsequent Fixed Rate Period, to but excluding, the next succeeding 2055-A Interest Reset Date, the Maturity Date or the date of redemption, as the case may be, at an annual rate equal to the Five-Year U.S. Treasury Rate as of the most recent Interest Reset Determination Date plus a spread of 2.390%, to be reset on each 2055-A Interest Reset Date; provided, that the interest rate during any Subsequent Fixed Rate Period will not reset below 6.875% (which equals the initial interest rate on the 2055-A Notes).

2055-B Notes: (i) from and including February 18, 2025, to but excluding the 2055-B First Reset Date, at an annual rate of 7.000% and thereafter (ii) from and including the 2055-B First Reset Date and on every 2055-B Interest Reset Date, with respect to each Subsequent Fixed Rate Period, to but excluding, the next succeeding 2055-B Interest Reset Date, the Maturity Date or the date of redemption, as the case may be, at an annual rate equal to the Five-Year U.S. Treasury Rate as of the most recent Interest Reset Determination Date plus a spread of 2.363%, to be reset on each 2055-B Interest Reset Date; provided, that the interest rate during any Subsequent Fixed Rate Period will not reset below 7.000% (which equals the initial interest rate on the 2055-B Notes).

Price to Public:	2055-A Notes: 100.000% of principal amount 2055-B Notes: 100.000% of principal amount

Interest Payment Dates:	Semi-annually in arrears on March 15 and September 15 of each year, commencing September 15, 2025 for both series of the Notes.

Interest Deferral Right:	So long as no Event of Default has occurred and is continuing, the Issuer may elect, at its option, on any date other than an Interest Payment Date, to defer the interest payable on either or both series of the Notes on one or more occasions for up to five consecutive years (each, a “Deferral Period”). There is no limit on the number of Deferral Periods that may occur. Deferred interest will accrue at the then-applicable interest rate for such series of Notes (as reset from time to time in accordance with the terms of such series of Notes), compounding on each applicable subsequent Interest Payment Date, until paid, to the extent permitted by applicable law. No Deferral Period may extend beyond the applicable Maturity Date.

Optional Redemption:	The Issuer may redeem either series of the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of thereof: (a) on any day in the period commencing on and including the date that is 90 days prior to the applicable First Reset Date and ending on and including such First Reset Date; and (b) thereafter, on any applicable Interest Payment Date, in each case together with accrued and unpaid interest (including deferred interest, as applicable) to, but excluding, the date fixed for redemption.

Redemption on Tax Event:	At any time on or within 90 days following the occurrence of a Tax Event, the Issuer may, at its option, redeem all (but not less than all) of either or both series of the Notes at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, as applicable) to, but excluding, the date fixed for redemption.

Redemption on Rating Event:	At any time on or within 90 days following the occurrence of a Rating Event, the Issuer may, at its option, redeem all (but not less than all) of either or both series of the Notes at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, as applicable) to, but excluding, the date fixed for redemption.

CUSIP / ISIN:	2055-A Notes: 0778FPAP4 / US0778FPAP47 2055-B Notes: 0778FPAQ2 / US0778FPAQ20

Joint Book-Running Managers:	BofA Securities, Inc. BMO Capital Markets Corp. Citigroup Global Markets Inc. RBC Capital Markets, LLC

Co-Managers:

Barclays Capital Inc.

Casgrain & Company Limited

CIBC World Markets Corp.

Desjardins Securities Inc.

Mizuho Securities USA LLC

National Bank of Canada Financial Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Governing Law:	State of New York, except for the subordination provisions, which will be governed by and construed in accordance with the laws of the Province of Québec

Prospectus and Prospectus Supplement:	Prospectus dated February 6, 2025, and Preliminary Prospectus Supplement dated February 10, 2025

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

***

**

 The Issuer expects that delivery of the Notes will be made to investors on or about February 18, 2025 which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before the date of delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the business day before the date of delivery of the Notes hereunder should consult their advisors.

The terms “2055-A Interest Reset Date,” “2055-B Interest Reset Date,” “Interest Reset Date,” “Subsequent Fixed Rate Period,” “Five-Year U.S. Treasury Rate,” “Interest Reset Determination Date,” “Event of Default,” “Tax Event” and “Rating Event,” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated February 10, 2025.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement (including the documents incorporated by reference therein) and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by contacting BofA Securities, Inc., toll-free at 1-800-294-1322, BMO Capital Markets Corp., toll-free at 1-888-200-0266, Citigroup Global Markets Inc., toll-free at 1-800-831-9146, and RBC Capital Markets, LLC, toll-free at 1-866-375-6829.

The distribution of the Notes in Canada may only be made on a “private placement” basis, solely to investors that are “accredited investors” and “permitted clients” under applicable Canadian securities laws, and pursuant to a separate Canadian offering memorandum. Any resale of the securities by Canadian purchasers must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with prospectus requirements or exemptions from the prospectus requirements. These resale restrictions may under certain circumstances apply to resales of the securities outside of Canada. Canadian purchasers are advised to seek legal advice prior to any resale of the securities both within and outside of Canada. This pricing term sheet is not, and under no circumstances is to be construed as, a prospectus, an offering memorandum, an advertisement or a public offering of securities in Canada.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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